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                                                       Registration No. 33-80019
                                                      Filed under Rule 424(b)(3)





                           UNAPIX ENTERTAINMENT, INC.


                     SUPPLEMENT NO. 3 DATED OCTOBER 31, 1996
                      TO PROSPECTUS DATED FEBRUARY 16, 1996
                          AS PREVIOUSLY SUPPLEMENTED BY
                               SUPPLEMENTS DATED
                         MAY 15, 1996 AND AUGUST 1, 1996





     In October 1996 Unapix Entertainment, Inc. (the "Company") sold approximately $3,900,000 of Convertible Subordinated Notes ("Notes") to accredited investors in a private placement. The Notes sold in October were in addition to the approximately $1,600,000 of Notes the Company sold earlier in the year. Each Note bears interest at 10% per annum and is convertible into shares of the Company's common stock at a price of $4.50 per share and is due on June 30, 2003.

     The Notes were sold as part of a Unit, each of which contained the following: a $250,000 principal amount Note; and 25,000 common stock purchase warrants ("Warrants"), each entitling the holder to purchase one share of the Company's common stock at a price of $6.00 per share and expiring June 30, 2003. Accordingly, a total of 390,000 Warrants were included in the Units sold in October; and 160,000 Warrants were included in the Units sold earlier in the year.

     The Notes and the Warrants, and the shares issuable upon conversion and exercise thereof, were not registered under the Securities Act of 1933 and cannot be offered or sold in the United States absent registration or an applicable exemption from registration requirements. However, the shares of common stock issuable upon exercise and conversion of the Notes and Warrants have certain registration rights.